
May 2, 2013

Via E-Mail
Tim Johnson
General Counsel
Ply Gem Industries, Inc.
5020 Weston Parkway #400
Cary, NC 27513

     Re: **Ply Gem Holdings, Inc.**
                Amendment No. 3 to Registration Statement on Form S-1
                Filed April 5, 2013
                File No. 333-167193
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed March 15, 2013
                File No. 333-114041

Dear Mr. Johnson:

     We have reviewed your response letter and the above-referenced filings, and have the following comments.

General

1.   Please provide updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulations S-X.

2.   Please provide a currently dated, signed auditors' consent in your amendment.

3.   Please be advised that we may have additional comments when the IPO price range is disclosed.

Prospectus Summary, page 1

Our principal stockholders, page 8

4.   Please disclose that following the completion of the offering you will be a controlled company. Please include a discussion or a cross-reference to the later discussions of the applicable limitations and risks to an investor that will result from your status as a controlled company.

Summary historical and pro forma consolidated financial data of Ply Gem Holdings, Inc., page 12

5. We note your presentation of a non-GAAP measure you identify as "Adjusted EBITDA". We note you disclose several uses of this measure, including to "assess your ability to service your debt." It appears to us you are presenting this measure as both a performance measure and a liquidity measure. If you present this measure is a liquidity measure, please revise it to not exclude items that will impact cash and reconcile it to cash flows from operating activities. Otherwise, please delete this use. Also, in regard to your disclosure that this measure is used in certain ratios pursuant to covenants, please fully comply with our response to Question 102.09 of the C&DI related to Non-GAAP Financial Measures.

Risk Factors, page 15

Because we depend on a core group of significant customers . . ., page 16

6. We note your disclosure that your largest customer accounted for approximately 10.5% of your consolidated 2012 net sales and your disclosure on page 86 that "ABC Supply Co." accounted for 17.1% of the net sales of your Siding, Fencing and Stone segment for 2012. We further note that in prior amendments you identified BlueLinx as your largest customer. Please tell us whether ABC Supply Co is the proper name of your customer. If not, please either identify your significant customer(s) or tell us why you believe such disclosure is not required.

Environmental requirements may impose significant costs . . ., page 18

7. We note that this risk factor contains extensive detail and repeats disclosure that appears on pages 90-92. Please revise the risk factor to clearly and concisely present the risk and provide only enough detail to place the risk in context.

Increases in fuel costs could cause our cost of products sold to increase . . ., page 20

8. Please revise this risk factor to cite any past material impact of the increase in fuel costs on your results of operations.

Unaudited pro forma consolidated financial information, page 39

9. Please revise the notes to the pro forma financial statements to address the terms of the debt held by your parent. In addition, please present your parent's historical results for the years ended 2011 and 2010.

10. Please revise the title of the net loss on page 42 to clarify that it excludes non-recurring charges directly attributable to the transactions being presented.

11. Please note that we will review your pro forma financial statements and the related pro forma adjustments when they are complete. When complete, please ensure that you clearly indicate how you determined the amount of each pro forma adjustment, including the tax rate you utilized.

12. Please explain to us how you intend to account for the reorganization transaction with your parent, including the exchange of stock options.

Management's discussion and analysis of financial condition and results of operations, page 49

General

13. Please disclose the purchase price for each acquisition, including the initial acquisition from Nortek.

Siding, Fencing and Stone segment, page 55

Gross profit, page 57

14. We note your disclosure that there has been movement relative to prior years in the prices of aluminum and resin. Please revise your disclosure to quantify how the fluctuations in these raw materials impacted your gross profit, to the extent material.

Liquidity Requirements, page 73

15. Given the increase in capital expenditures in 2012 over prior years and your focus on product development, please disclose your anticipated levels of capital expenditures for fiscal year 2013.

Legal Proceedings, page 94

16. For each of the suits you disclose, please disclose the amount of damages being sought by the plaintiffs. If damages have not been quantified, please clarify that fact.

Compensation Discussion and Analysis, page 105

Annual cash incentive awards, page 106

17. We note your disclosure that 2012 annual cash incentive awards were determined based on the company meeting or exceeding specific targets. We further note that on page 107 you present the 2012 award achieved as a percentage of the target, but it does not appear that you disclose the actual target. Please revise your disclosure to include the specific targets, as well as the actual results achieved by the company and how you evaluated the results to reach the actual payouts listed in the Summary Compensation Table.

Long-term incentive plan, page 111

18. We note your disclosure that the target bonus percentages were established based on industry benchmarks for similar compensation programs. Please clearly state whether you engaged in benchmarking and, if so, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Grants of plan-based awards for 2012, page 113

19. Please explain why you have not included a threshold amount for the annual incentive plan.

Consolidated Financial Statements

Note 7. Commitment and contingencies, page F-36

20. If it is reasonable possibility that a loss exceeding amounts accrued may have been incurred, please either: disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate a reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to develop a range of reasonably possible loss for disclosure and (2) tell us what specific factors are causing the inability to estimate and explain how and when you expect those factors to be alleviated.

Note 15. Guarantor/non-guarantor, page F-54

21. Please clarify, if true, that the issuer subsidiary is also 100% owned by the parent as required by Rule 3-10 of Regulation S-X.

Form 10-K for the Fiscal Year Ended December 31, 2012

22. Please comply with the above comments in your future Exchange Act reports, as applicable.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: John C. Kennedy, Esq. (*via E-mail*)
  Paul, Weiss, Rifkind, Wharton & Garrison LLP